UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

                    For the month of June, 2008

                    Commission File Number 000-22286

Taro Pharmaceutical Industries Ltd.
(Translation of registrant's name into English)

14 Hakitor Street, Haifa Bay 26110, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ⊠ Form 40-F ⃞

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ⃞ No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

Taro Sends Letter to Update Shareholders on Latest Developments Regarding the Terminated Sun Merger Agreement

HAWTHORNE, N.Y.--(BUSINESS WIRE)--Taro Pharmaceutical Industries Ltd. (“Taro,” the “Company,” Pink Sheets: TAROF) today announced that it is sending a letter to its shareholders updating them on certain developments regarding the previously announced termination of its merger agreement with a subsidiary of Sun Pharmaceutical Industries Ltd. The full text of the letter is set forth below:

June 19, 2008

Dear Fellow Shareholder:

I want to update you on several important developments that have occurred since I last wrote to you. As you will see, Taro has been making significant progress and our operational and financial performance shows that a turnaround of substantial proportions is underway. This progress, along with the positive outlook we have for continuing improvement, has led us to make other strategic moves as well.

Perhaps most importantly, on May 28, 2008, we announced that our Board of Directors had unanimously voted to terminate the merger agreement we entered into over a year ago with a subsidiary of Sun Pharmaceutical Industries Ltd. ("Sun").

As you may recall, the merger agreement provided for the acquisition of Taro by Sun for $7.75 per share and allowed either party to terminate after December 31, 2007. There was significant shareholder opposition to the merger, and the shareholders meeting to vote on the merger was canceled with Sun's approval. While Sun recently offered to raise the merger price to $10.25 per share, our Board of Directors unanimously determined that this price was financially inadequate. Taro Pharmaceutical Industries Ltd.

The Board made its decision based on the following factors, among others, as well as on advice received from Merrill Lynch, the Company's financial advisor:

-- The dramatic operational and financial turnaround that we have achieved since last year - for 2007, we announced estimated net sales of approximately $313 million and net income of approximately $21.1 million, as compared to an estimated loss of approximately $141 million in 2006; and for the first quarter of 2008, we announced net sales of approximately $78 million and net income of approximately $7.5 million;

-- The future value that we expect to achieve from changes in our business model, including the sale of our Irish operations discussed below; and,

-- The value in our new product pipeline.

Our Board also noted that Sun's proposed $10.25 increased merger price was the same price Sun had paid in February of this year to acquire the minority position in Taro held by Brandes Investment Partners, L.P. ("Brandes"), a large shareholder that had opposed Sun's original $7.75 merger proposal. Significantly, when Sun purchased the Brandes shares, Taro had not yet released financial results for the year-ended December 31, 2007 or the first quarter of 2008. Thus, the extent of our turnaround was unknown to the public. In addition, Sun's proposed increased price reflected no control premium; our Board felt that it was unfair for Sun to seek to acquire the entire equity interest in the Company at the same price it had paid for Brandes' minority interest.

I want to assure you that the Board did not act to terminate the merger agreement until after Sun had repeatedly rebuffed our attempts to engage in meaningful price negotiations. However, given Sun's steadfast refusal to negotiate, the Board concluded that no useful purpose was served by continuing the year-old merger agreement in effect, and that the significant operational constraints contained in the merger agreement were interfering with our ability to manage our business for the benefit of all of our shareholders.

Perhaps the most significant example of the negative impact these constraints have had on the Company relates to our effort to sell our operations in Ireland. In 2007, before the merger agreement with Sun was signed, we reached an agreement in principle to sell our Irish subsidiary to a group of Irish investors. The Irish operations are not part of our core business, and have been costing us approximately $800,000 per month to maintain. Their sale would have substantially enhanced our profitability and cash resources. Nevertheless, Sun, whose consent to the sale was required under the terms of the merger agreement, repeatedly refused to agree to the transaction.

Our Board continues to believe that the sale of our Irish operations is in the best interest of the Company and will substantially improve our profitability and cash position. Yet, while the merger agreement has been terminated, Sun has continued its opposition to the sale, and has recently threatened to place advertisements in the Irish press opposing it. To protect the interests of Taro and our shareholders, on June 15, we commenced litigation in Israel to stop Sun from engaging in practices that we deemed detrimental to our ability to maximize the value of the Irish operations in a sale. At the same time, we invited Sun to submit an offer to purchase the Irish operations if it wishes to do so. We will give any proposal submitted by Sun the same serious consideration that all bona fide offers receive.

This is the second lawsuit against Sun we felt it was necessary to file in order to protect your interests. On May 28, in conjunction with the termination of the merger agreement, we filed an action in Israel seeking, among other things, a declaratory ruling that, should Sun attempt to purchase Taro shares in an amount that would increase its voting power to more than 45 percent, it must comply with the Special Tender Offer rules under Israeli law, which provide important protections for minority shareholders. We will keep you advised of developments in this lawsuit. However, in the meantime, should Sun commence a tender offer for Taro shares, our Board strongly recommends that you not take any hasty action with respect to your shares, but instead await receipt of important information from the Company concerning the Board's evaluation of any such offer and other matters required to be disclosed under applicable law.

Turning to our current operations, the progress we reported for the last year and for the first quarter of 2008 continues into the second quarter. While the quarter is not yet over, based on preliminary information, it looks like our second quarter sales and net income will be at least equal to or above those achieved in the first quarter.

As for our financial position, we continue to be current with all of our lenders and believe, in the ordinary course, that we should have sufficient liquidity to meet our cash requirements for the foreseeable future, subject to the continuing support of our lenders. While we continue to be out of compliance with certain reporting requirements of the debt instruments due to the lack of audited financial statements, we continue to discuss the situation with our lenders and we are working diligently with our auditors to resolve these issues and obtain completed audits for the years ended December 31, 2006 and 2007. We believe the availability of audited financial statements should facilitate the relisting of the Company's ordinary shares on NASDAQ.

Finally, we believe that the improvements we are seeing in our operations will continue for the foreseeable future. As I noted, the turnaround is significant and our new business model seems to be working well, and, in fact, gaining momentum.

You should note that all of the financial information and estimates included in this letter are unaudited and are subject to further review and possible change.

I want to assure you that Taro's Board of Directors will continue to take all actions necessary to protect the interests of the Company and all of our shareholders.

On behalf of the Board of Directors,

/s/

Barrie Levitt, M.D.
Chairman of the Board

Taro is a multinational, science-based pharmaceutical company, dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products. For further information on Taro Pharmaceutical Industries Ltd., please visit the Company's website at www.taro.com.

SAFE HARBOR STATEMENT

Certain statements in this letter are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements can generally be identified by use of statements that include phrases such as “believe,” “expect,” “anticipate,” “estimate,” “should” or other similar words or phrases or by use of statements that relate to future events. Although Taro Pharmaceutical Industries Ltd. believes the expectations reflected in such forward-looking statements to be based on reasonable assumptions, it can give no assurances that its expectations will be attained. Many factors could cause actual results to differ including the risks detailed from time to time in the Company’s SEC reports. Forward-looking statements speak only as of the date on which they are made. The Company undertakes no obligations to update, change or revise any forward-looking statement, whether as a result of new information, additional or subsequent developments or otherwise.

CONTACT:
Kekst and Company
Roanne Kulakoff, 212-521-4837

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	June 19, 2008

TARO PHARMACEUTICAL INDUSTRIES LTD.

		By:	/s/ Tal Levitt
			Name:	Tal Levitt
			Title:	Director and Secretary